SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

ABB Ltd
(Name of Issuer)

Registered Shares, par value CHF 0.12
(Title of Class of Securities)

ISIN No. CH0012221716**
(CUSIP Number)

Cevian Capital II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH

Channel Islands

Attention: Denzil Boschat

+44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* The Registered Shares have no CUSIP number. The ISIN number for the Registered Shares is CH0012221716.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 115,868,333
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 115,868,333
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 115,868,333
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IA, OO

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 26, 2015 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on September 13, 2016 ("Amendment No. 1" and the Original Schedule 13D as amended by Amendment No. 1 and this Amendment No. 2, the "Schedule 13D"), with respect to the Registered Shares, par value CHF 0.12 (the "Registered Shares") of ABB Ltd, a limited liability company incorporated under the laws of Switzerland (the "Issuer"). This Amendment No. 2 amends Items 3, 4, 5(a), 5(b) and 5(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person has purchased for the accounts of the Cevian Funds an aggregate of 115,868,333 Registered Shares for an aggregate consideration (including brokerage commission) of approximately USD 2,351,430,845. The Cevian Funds funded these purchases out of their general working capital. The Registered Shares were purchased using Swiss Francs. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for each CHF 1.01 was used.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

The Board of Directors of the Issuer has nominated Lars Förberg, Managing Partner at an affiliate of the Reporting Person, to stand for election at the coming annual general meeting of the Issuer's shareholders on April 13, 2017.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Registered Shares and percentages of the Registered Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 2,138,706,835 Registered Shares reported to be outstanding as of December 31, 2016 on the Issuer's website.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Registered Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	There have been no transactions in the Registered Shares by the Reporting Person for the benefit of the Cevian Funds within the past sixty days.

ISIN No. CH0012221716	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 23, 2017

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title:	Director